Exhibit 99.1

Huadi International Group Co., Ltd. Announces Strategic Plan to Enter New Energy Industry, Initiates Discussion with a Sichuan Local Government to Invest and Construct New Energy Battery and Storage Project

BEIJING, Nov. 3, 2022 (GLOBE NEWSWIRE) -- Huadi International Group Co., Ltd. (“HUDI” or the “Company”) (NASDAQ: HUDI), a leading developer and manufacturer of industrial stainless steel seamless pipes and tubes products in China, today announced its strategic plan to enter into clean energy industry. The Company has initiated discussion with a local government in Sichuan Province, China and plans to invest and construct local production base for anode materials, which are core to the development of clean energy batteries and storage technologies.

HUDI’s management and the local officials held discussions during several virtual conferences on clean energy development. Among the discussion were the potential investment, product range, technology application, anticipated operational scale and performance of the clean energy initiative proposed by HUDI. Field trips have been scheduled by the local officials to perform due diligence after reviewing and confirming the Company’s strategic planning for the new energy business. The Company’s strategic plan is aimed to mobilize Sichuan local economic development and improve environment sustainability.

Mr. Di Wang, Chairman of Huadi International Group Co., Ltd., commented, “We are proud to have a chance to negotiate our new energy strategic plan with the Sichuan Local Government. The local officials recognized of our capability to accelerate the domestic battery supply chain and meet growing demand from the electric vehicle and stationary grid storage markets. The Company has profound experience in the manufacturing industry and has established strong upstream raw material procurement business partnerships. Our management has tremendous experience working in new energy related fields. HUDI sees substantial market opportunities with local government support to develop new energy in a number of ways: funding, land grants, tax cuts. So we announced the new strategic plan that was originated from our mission – to enhance our profitability through innovation, and we aim to also devote ourselves to paving the way for the clean energy transformation. We are excited to initiate the discussion to further our mission of creating long-term sustainable value for our stakeholders and local communities.”

About Huadi International Group Co., Ltd.

Huadi International Group Co., Ltd. is a leading manufacturer of industrial stainless steel seamless pipes and tubes products with extensive distribution facilities and network for over twenty provinces in China and across international steel pipes industry. It offers a broad range of products exported to twenty countries and regions such as United States, Mexico, Thailand, Australia, Argentina, Taiwan, India, the Philippines, UAE and Canada. Its products are widely used in the oil & gas transmission, chemistry engineering, food processing, medical devices, aeronautics and astronautics, boiler, irrigation works construction, electricity, automobile, naval architecture, paper mill and mechanical industries. For more information about the Company, please visit: http://www.huadi.cc.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

The Company:

IR Department

Email: IR@huadigroup.com